CIGNA CORPORATION		Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended
	March 31,
	2008	2007

Income from continuing operations before income taxes	$73	$413

Adjustments:
Loss (income) from equity investee	(3)	-

Income from continuing operations before income taxes, as adjusted	$70	$413

Fixed charges included in income:

Interest expense	$31	$29
Interest portion of rental expense	10	8

	41	37

Interest credited to contractholders	2	-

	$43	$37

Income available for fixed charges (including interest
credited to contractholders)	$113	$450

Income available for fixed charges (excluding interest
credited to contractholders)	$111	$450

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.6	12.2

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	2.7	12.2